               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

OTE GROUP REPORTS 2008 FOURTH QUARTER RESULTS

UNDER IFRS

•

Group revenues up slightly from Q4’07 (+1.3% on a comparable basis)

o

Resilient top line in Greek fixed-line; broadband net additions up sharply

o

Strong mobile revenue growth across all markets; 20mn customer mark exceeded

•

Group pro forma OIBDA up 3.5% at €539.7mn despite €25mn one-off non-cash charge in Greek fixed-line; OIBDA margin up 0.9pp

o

Outstanding performance in mobile (4.3pp margin improvement)

o

Solid Romanian fixed-line OIBDA

•

Strongest quarterly cash flow from operations (€534.5mn) since Q4’06

•

Net debt down from Q3’08 to €4.6bn or 2x OIBDA

•

Unchanged €0.75 per share dividend proposed

ATHENS, Greece – March 27, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced audited consolidated results (prepared under IFRS) for the quarter and the year ended December 31, 2008:

(€ mn except per share data)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	1,640.8	1,632.2	0.5%	6,407.3	6,319.8	1.4%
Operating Income	202.8	214.6	-5.5%	1,057.7	1,046.9	1.0%
Net Income	100.1	229.6	-56.4%	601.8	662.6	-9.2%
Basic EPS (€)	0.2042	0.4684	-56.4%	1.2278	1.3518	-9.2%
OIBDA*	537.8	521.6	3.1%	2,270.7	2,218.7	2.3%
Pro forma** OIBDA	539.7	521.6	3.5%	2,320.9	2,240.8	3.6%
as % of Operating Revenues	32.9%	32.0%	0.9pp	36.2%	35.5%	0.7pp
Cash flow from operations	534.5	434.1	23.1%	1,757.6	1,450.7	21.2%
CAPEX as % of Revenues	22.0%	24.7%	-2.7pp	15.0%	17.4%	-2.4pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€22.1mn in Q1'07 and €12.2mn in Q1'08) and RomTelecom (€29.6mn in Q1'08, €3.0mn in Q2'08, €3.5mn in Q3'08 and €1.9mn in Q4'08)

Commenting on the quarter and the year, Panagis Vourloumis, Chairman and CEO, noted:

“Our solid performances in the fourth quarter provide a fitting conclusion to a year which was pivotal from a strategic as well as an operational standpoint.  In mobile, we passed the 20 million subscriber mark, Romania achieved its maiden annual positive OIBDA, and results were higher in each market.  In Greek fixed-line, our new organization along customer segments proved critical in meeting competition head on and weathering the impact of an unfavorable regulatory environment.  Fixed-line operations in Romania benefited from innovative product strategies and stringent cost-control.  With reinforced management, a strong international partner, improved control over our activities, better systems in place, and robust cash flow generation, we are better positioned than ever, as a united Group.”  Turning to 2009, Mr. Vourloumis added: “This unity should serve us well in the coming quarters.  Though we continue to believe that the telecommunications sector will be more resilient than most, we will face a number of challenges – including irrational pricing moves by fixed and mobile competitors, declining currencies in certain countries, unpredictable regulatory decisions… – which will be exacerbated by the current turmoil.  Our strength, momentum and cohesion are key assets in this environment.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues rose by 0.5% in Q4’08 compared to the previous year’s quarter.  This slight increase was mainly due to strong performance from mobile operations, as well as higher revenues from leased lines, services rendered and LLU in fixed-line operations. On a comparable basis (i.e. excluding Q4’07 revenues from the directories activities, InfOTE, disposed of in December 2007), OTE Group revenues would have grown by 1.3% in Q4’08.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization decreased by 0.7% in Q4’08 to €1,103.0mn, as increases in Payroll were offset by lower Cost of Equipment and reductions in payments to domestic operators following the interconnect rate cuts imposed by regulators.

- Payroll and Employee Benefits

In Q4’08, Payroll and Employee Benefits totaled €352.6mn, up 10.1% compared to the previous year’s quarter. Payroll and Employee Benefits related to Greek fixed-line operations were affected at both pro-forma and reported level by a one-off charge of €25mn that relates to the actuarial calculation of the company's "Youth Account" obligations; excluding this non-cash charge, Greek fixed-line Payroll and Benefits would have been roughly unchanged in the quarter. The increase in mobile operations payroll in the quarter was offset by lower payroll at RomTelecom, resulting from the implementation of its 2008 headcount reduction program.

- Other Operating Expenses

Group Other Operating Expenses decreased by 1.9% to €363.4mn. Higher provisions for doubtful accounts and third-party fees in fixed-line operations were offset by lower commissions to dealers, repairs & maintenance, and other costs.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) increased by 3.5% to €539.7mn in Q4’08. Group pro forma OIBDA margin stood at 32.9%, up 0.9pp from the comparable quarter last year, mainly due to strong mobile performance, notably in Romania and Greece.

Depreciation and Amortization

Group Depreciation and Amortization increased by 9.1% to €335mn in Q4’08. This increase mainly reflects additional one-off depreciation charges of €34.8mn at OTE Globe, resulting from the reduction of estimated remaining life of certain assets.

Operating Income

Group Operating Income decreased by 5.5% in the quarter to €202.8mn, mainly reflecting the accelerated depreciation and amortization charges at OTE Globe, as well as the one-off "Youth account" charge in Greek fixed-line operations.

Net Income

In the quarter, OTE Group Net Income decreased by 56.4% to €100.1mn, reflecting the impact of one-off charges at OTE Globe and in Greek fixed-line operations. In Q4’07, consolidated net income of €229.6mn included a net realized capital gain of €183.5mn on the disposal of OTE’s directories business, InfOTE, partly offset by a €57.8mn charge related to tax audits in Greece and Romania.

Cash Flow

Cash provided by operating activities increased by 23.1% from Q4’07, amounting to €534.5mn, reflecting improved business profitability as well as effective working capital management. In Q4’08, OTE incurred an outflow of €10.1mn related to Greek fixed-line redundancy payments, compared to a total outflow of €44.6mn in Q4’07.

Capital Expenditure

Capital expenditure in the fourth quarter totaled €361.6mn, down 10.3% compared to Q4’07, partly due to lower investments in mobile operations in Greece and internationally. Capital expenditure for the Greek fixed-line, RomTelecom and mobile operations reached €113.0mn, €52.7mn and €195.9mn, respectively.

Debt

As at December 31, 2008, total OTE Group gross debt stood at €6,047.7mn, an increase of 9.4% compared to December 31, 2007, reflecting OTE's investment to absorb the minority interest in Cosmote. Of the total gross debt at the end of 2008, 81% was in fixed interest rates and nearly 100%  was denominated in euros. Net debt amounted to €4,619.8mn, up 9.7% from 2007 year end. Compared to the end of Q3’08, net debt was down €170.3mn, reflecting strong cash flow generation in the quarter.

During the year, OTE placed €106.6mn of its cash balances into highly liquid, short-term government notes which are not accounted for under Cash and Cash equivalents. Adding this amount to Cash and Cash Equivalents, net debt at year end would have fallen to €4,513.3mn, roughly corresponding to 1.9x OIBDA.

Reflecting the Group’s stated intention to sell Cosmofon, this subsidiary’s cash and cash equivalents are reported under assets held for sale. OTE Group debt outstanding breaks down as follows:

(€ mn)	Dec 31, 2008	Sep 30, 2008	% Change	Dec 31, 2007	% Change
Short-Term:
-Bank loans	5.1	4.4	15.9%	1,497.4	-99.7%
Medium & Long-term:
-Bonds	5,464.5	5,457.5	0.1%	3,360.4	62.6%
-Bank loans	578.1	586.0	-1.3%	670.0	-13.7%
Total Indebtedness	6,047.7	6,047.9	0.0%	5,527.8	9.4%
Cash and Cash equivalents	1,429.8	1,263.9	13.1%	1,316.3	8.6%
Cash and Cash equivalents incl. in assets held for sale	(1.9)	(6.1)	-	-	-
Net Debt	4,619.8	4,790.1	-3.6%	4,211.5	9.7%

1.

GREEK FIXED-LINE OPERATIONS

TRAFFIC STATISTICS

(Minutes, million)	Q4’08	Q4’07	% Change
Local	2,664.5	2,785.2	-4.3%
National Long-distance	497.0	464.9	6.9%
International Long-distance	63.9	68.2	-6.3%
Fixed-to-Mobile	425.1	453.1	-6.2%
Special Calls	40.9	50.2	-18.5%
Total Voice traffic	3,691.4	3,821.6	-3.4%
Subscription Dial-up Internet	449.5	936.3	-52.0%

NOTE: All OTE fixed-line data has been reclassified to reflect OTEnet’s absorption within OTE SA; this has no impact on consolidated Group data.

SUMMARY FINANCIAL DATA

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	669.4	677.8	-1.3%	2,589.7	2,682.7	-3.5%
- Basic Monthly Rentals	149.9	163.8	-8.5%	621.0	674.8	-8.0%
- Fixed-to-fixed calls	110.6	114.8	-3.7%	434.3	485.1	-10.5%
- Fixed-to-mobile calls	55.9	63.0	-11.3%	229.4	262.8	-12.7%
- International	44.8	50.3	-10.9%	202.4	197.7	2.4%
- Other	308.2	285.9	7.8%	1,102.6	1,062.3	3.8%
Operating Income	62.1	67.3	-7.9%	312.2	314.3	-0.7%
Operating income before depreciation and amortization	171.7	190.2	-9.7%	777.2	821.3	-5.4%
as % of Operating revenues	25.6%	28.1%	-2.5pp	30.0%	30.6%	-0.6pp
Voluntary Retirement costs	0.0	0.0	-	12.2	22.1	-44.8%
Pro Forma Operating income before depreciation and amortization	171.7	190.2	-9.7%	789.4	843.4	-6.4%
as % of Operating revenues	25.6%	28.1%	-2.5pp	30.5%	31.4%	-0.9pp
Depreciation & Amortization	109.6	122.9	-10.8%	465.0	507.0	-8.3%

In Q4’08, total Greek fixed-line revenues amounted to €669.4mn, down 1.3% from the comparable quarter in 2007. Revenues from monthly rentals continued to decline, reflecting the loss of PSTN and ISDN lines. Fixed-to-fixed revenues dropped from the previous year level; however, the increased take-up of the Conn-x Talk and OTE Talk flat-rate packages mitigated the negative impact of lower call revenues. The drop in fixed-to-mobile revenues was in line with trends in prior quarters, driven by steep mobile interconnect rate cuts imposed by the regulator. International revenues were negatively affected by increased competition and lower pricing. ADSL revenues were impacted by migration of wholesale customers to LLU services. Service and LLU-related revenues continued to increase. Interconnection charges in the quarter were down chiefly due to a decline in wholesale traffic. The ongoing increase in leased-line revenues continued in Q4’08, largely due to increased sales by the business customers division.

Local loop unbundling (LLU) growth continued in Q4’08. The total number of PSTN lines dropped by 8.9% to 4.1 million, while the number of ISDN lines (64K) decreased by 5.1% to a total of approximately 1.3 million. However, in the quarter, OTE achieved the lowest rate of line loss in the past five quarterly periods.

In broadband, as of the end of December 2008, the total Greek ADSL market exceeded 1.6 million subscribers, compared to 1.1 million one year earlier, an increase of 44.9%. Total OTE ADSL customers (retail & wholesale) exceeded 972,000. The total market more than tripled within two years since 2006, reflecting OTE’s ongoing efforts to boost broadband availability across the country, both at the retail and LLU-based level. Total ADSL penetration now exceeds 14% of the Greek population. Net new additions in the quarter exceeded 140,000, the highest quarterly increase of the year.

Despite aggressive pricing of bundles offered by LLU operators, OTE increased its share of retail broadband customers in the quarter. This achievement was accomplished with no increase in total fixed-line marketing expenses. With nearly 90,000 new retail subscribers in the quarter, its best quarterly performance in the past two years, OTE maintained its broadband market share well above its 50% target level. OTE continues to focus its efforts on improving customer satisfaction and stimulating migration to higher broadband access speeds.

The rate of new subscriptions to the "Conn-x Talk" flat-rate packages remained very high in Q4’08, marking the highest quarterly additions since the introduction of these products in Q2’07. Currently, over one-third of all eligible "Conn-x" broadband customers have adopted flat-rate packages.

Consistent with its strategy to bolster customer loyalty and enhance new service revenues, in February 2009 OTE implemented the commercial launch of its IPTV offering, three months after a successful pilot project. Initially offered in five major metropolitan areas, IPTV service will gradually be expanded to over 40 cities throughout 2009. Conn-x TV offers Greek and international TV programs as well as video on-demand services. Conn-x TV customers have the option of selecting films from a collection of over 200 titles that is updated regularly, or enjoying TV premieres from major studios on a pay-per-view basis. Viewers can also watch television series, movies, music videos, documentaries or cartoon series from a collection that includes more than 700 titles. OTE expects the gradual take-up of this new product to encourage broadband customer take-up of higher access speeds (8 or 24 Mbps).

OTE’s efforts to respond effectively to the aggressively priced packages offered by alternative carriers continue to face regulatory delays and impediments.  In particular, OTE’s proposed double-play bundles offering unlimited voice and broadband access, widely available from competing operators, have not been cleared by the regulator, and enrichment of existing packages is still awaiting approval six months after being submitted.

While slow regulatory response impedes OTE’s ability to compete effectively, the Company continues to work diligently to contain churn. In particular, the special taskforce put in place to identify and retain potential departing customers has successfully developed monitoring systems, which have led to improved retention.

In the fourth quarter, OTE conducted an extensive review of its distribution network, which has resulted in the first quarter of 2009 in the closure of approximately 100 stores out of a network of 370. An additional 60 stores have been turned into customer centers with no sales function. This streamlining should enhance efficiency while reducing distribution costs.

In the Corporate & Business Segment, 2008 was in many respects a critical year, as the new business unit established its operating processes and achieved a number of major wins, notably with large corporate and public sector entities.  Reflecting the uncompetitive nature of voice tariffs imposed by the Greek regulator, the Corporate & Business Segment has been successful in retaining major customers through the provision of IP VPN and VoIP services.  Building on its strong competitive edge in meeting the sophisticated technical requirements of large clients, the business unit is working on specific offerings for small and medium enterprises, which will be a priority segment throughout 2009.

In Q4’08, total operating expenses amounted to €607.3mn, down 0.5% from €610.4mn in Q4’07. Greek fixed-line headcount reached 12,056 at the end of the year, up 6.2% compared to the end of 2007, reflecting the absorption of OTEnet as well as other personnel transfers. Payroll and employee benefits were up 13.6% to €221.9mn, reflecting the €25mn one-off non-cash "Youth Account" and salary increases.

Other operating expenses stood at €140.6mn, down 3.3% from €145.4mn in Q4’07, driven mainly by lower advertising costs. Provisions for doubtful receivables, chiefly related to the difficulties experienced by certain alternative carriers, more than doubled to €23.4mn, and were more than offset by stringent cost-control efforts in all other expense categories.

2. MOBILE OPERATIONS

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Total Cosmote
Net adds Q4’08	482,412	79,992	77,895	84,455	647,633	1,372,383
Customers Q4’08	7,893,144	1,395,989	4,096,996	747,047	5,894,056	20,027,224
% YoY Change	25.7%	16.8%	5.8%	26.0%	63.0%	28.8%

SUMMARY FINANCIAL DATA

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	844.0	809.3	4.3%	3,261.7	3,060.3	6.6%
Operating Income	176.7	141.0	25.3%	725.6	618.0	17.4%
Operating income before depreciation and amortization	287.0	240.5	19.4%	1,142.2	985.9	15.8%
as % of Operating revenues	34.0%	29.7%	4.3pp	35.0%	32.2%	2.8pp
Depreciation & Amortization	110.3	99.5	10.9%	416.6	367.9	13.2%

In Q4’08, the Cosmote Group posted a strong performance, consistent with its achievements since the beginning of the year.

In the quarter, total Cosmote Group revenues rose 4.3% to €844.0mn, with telecom revenues increasing by 12.6%. Group OIBDA was €287.0mn, up 19.4%, a record growth rate, driven by strong performance in Romania as well as profitability improvements across all markets. Specifically, the OIBDA margin in Greece increased by one percentage point, reaching 41.3% in Q4; in Romania, continuing the upward trend evident throughout 2008, OIBDA margin in Q4 reached 11.1%; in Bulgaria, the OIBDA margin was up 3.7 percentage points compared to Q4’07, reaching 43.2% and resulting in a record annual margin of 42.5%; finally, despite adverse regulatory developments, the OIBDA margin in Albania increased by 3.9 percentage points to 64.0% in Q4’08.

For the full year, Cosmote Group revenues increased 6.6% to €3,261.7mn while OIBDA jumped 15.8% to €1,142.2mn, exceeding the target set for 2008. Cosmote Group OIBDA margin reached 35.0%, up 2.8 percentage points and a record level since Cosmote Group took its current structure.

This solid financial performance reflects continued operating breakthroughs: in the quarter, Cosmote Group added 1.4 million subscribers to pass the 20 million mark across the markets it covers, a year-on-year increase of nearly 29%.

In 2008, market share in Greece increased an estimated 3 percentage points to reach nearly 42%, while an equivalent gain was achieved in service revenue share. Market share in Romania increased to approximately 23%, representing 5.9 million customers, with a similar growth rate achieved in revenue share. In Bulgaria and Albania, Globul and AMC respectively, despite an increasingly competitive environment, managed to improve their revenue share.

Overall, in Q4’08, Cosmote succeeded in expanding revenues, OIBDA, subscriber base and other KPIs, in a challenging environment, while major competitors, in Greece and Bulgaria, registered negative growth, and in Romania witnessed a significant slowdown.

Greece – Cosmote

In Q4’08, Cosmote continued to gain market share, adding 482,000 net subscribers, resulting in a total subscriber base of 7.9 million, up 26% compared to 2007 year end. This represents a subscriber market share of approximately 42%, up 3.2 percentage points. Post-paid subscribers, up 8.6% year-on-year, account for approximately 28% of Cosmote’s customer base, while the number of pre-paid customers, accounting for the balance, increased by 34% in 2008. In 2008, Cosmote captured 61.8% of net additions, benefiting from its strong distribution network, competitive offers, top-quality network, enhanced customer service and revamped marketing.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	465.7	441.4	5.5%	1,843.1	1,735.9	6.2%
Operating Income	143.7	134.4	6.9%	606.6	560.9	8.1%
Operating income before depreciation and amortization	192.4	177.7	8.3%	781.9	724.4	7.9%
as % of Operating revenues	41.3%	40.3%	1.0pp	42.4%	41.7%	0.7pp

In 2008, Cosmote made significant inroads in new market segments, with highly promising prospects. Within little more than six months from the re-launch of its mobile “Internet on the Go” service, Cosmote had over 100k subscribers in its data offerings (data modems), excluding 3G users through smartphones or other terminals. While revenue contribution from data (excluding SMS) remains limited, it is growing rapidly and is expected to partly offset pricing and regulatory pressures going forward.

In Q4’08, Cosmote pursued its strong financial performance, gaining market share in revenue terms, as well as in subscribers. In a quarter when both competitors are estimated to have had negative revenue growth, Cosmote service revenues rose by 4.6%, mainly driven by pre-paid outgoing traffic, with total outgoing minutes up by over 27% in Q4’08. As a result, outgoing voice revenues increased by 6.1% compared to Q4’07. Incoming revenues decreased by 1.7%, given 7% lower termination rates compared to Q4’07.

OIBDA increased 8.3% in the quarter, with OIBDA margin up over 1 percentage point to 41.3%. On an annual basis, OIBDA increased 8.1% to €781.9mn, resulting in a 42.4% OIBDA margin.

	FY’07	3M’08	H1’08	9M’08	12M’08
AMOU, blended (min)	170	177	183	184	183
ARPU, blended (€)	27.2	24.1	24.2	24.4	23.6
Total Customer base	6,268,627	6,528,495	6,920,907	7,410,728	7,893,144

Blended AMOU in FY’08 increased by 7% to 183 minutes compared to FY’07, continuing the trend of previous quarters, driven by pre-paid AMOU, up nearly 50%, while contract declined marginally.

Blended ARPU for FY’08, at €23.6, declined by approximately 13% compared to FY’07, similar to previous trends, resulting mainly from a decline in the prepaid segment. In addition, a small decline in the post paid ARPU is mostly due to incoming rate declines and the pick up in data offerings, with generally lower ARPU.

Albania – AMC

In Q4’08, AMC continued its positive and steadily improving performance. It added about 80,000 net new subscribers bringing its total customer base at the end of the period to approximately 1.4 million, a 16.8% increase compared to the end of 2007.

SUMMARY FINANCIAL DATA FOR AMC

	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	46.6	46.1	1.0%	191.3	176.2	8.6%
Operating Income	24.0	21.6	11.1%	100.3	84.6	18.6%
Operating income before depreciation and amortization	29.8	27.7	7.6%	123.8	109.3	13.3%
as % of Operating revenues	64.0%	60.1%	3.9pp	64.7%	62.0%	2.7pp

AMC’s revenues in Q4’08 increased by 1.0% compared to Q4’07. The slower growth rate compared to prior quarters reflects new regulation on both wholesale and retail prices. AMC’s OIBDA grew by 7.6% to €29.8mn, generating a 64.0% margin, up 3.9 percentage points from Q4’07.

	FY’07	3M’08	H1’08	9M’08	FY’08
AMOU, blended (min)	59	55	55	57	57
ARPU, blended (€)	14	13	13	13	13
Total Customer base	1,195,183	1,223,295	1,280,181	1,315,997	1,395,989

Blended AMOU for full year 2008 was 57 minutes, while blended ARPU for the same period was €12.5, down by 9.8%.

Bulgaria – Globul

In Q4’08, Globul delivered a 15.6% revenue growth and 12.8% service revenue growth, leading to an annual service revenue growth of 11.6%. Against a negative market environment in Q4, Globul’s service revenue growth rate led to an improvement in its revenue share by an estimated 3 percentage points to 40% from 37% in the prior year. Globul’s main growth driver was post-paid outgoing revenues, up 16.1% in the quarter.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	128.2	110.9	15.6%	460.0	412.1	11.6%
Operating Income	31.3	18.2	72.4%	99.8	73.4	35.9%
Operating income before depreciation and amortization	55.4	43.8	26.5%	195.6	161.7	21.0%
as % of Operating revenues	43.2%	39.5%	3.7pp	42.5%	39.2%	3.3pp

Globul’s revenue growth was accompanied by a stronger OIBDA improvement, up 26.5% in the quarter, with OIBDA margin up nearly 4 percentage points to 43.2%. This led to an annual OIBDA growth of 21%, resulting in a 42.5% OIBDA margin.

Globul continued its focus on improving its position in the post-paid segment, adding 104,500 net new contract subscribers, to bring its contract customer base to 2.1 million, or 51% of the total. Pre-paid customers registered a decline of approximately 27,000, leading to an overall customer growth of 78,000, and a base of 4.1 million subscribers.

	FY’07	3M’08	H1’08	9M’08	FY’08
AMOU, blended (min)	97	103	106	109	112
ARPU, blended (€)	10	9	9	9	10
Total Customer base	3,872,922	3,877,978	3,945,255	4,019,101	4,096,996

Globul’s blended AMOU for FY’08 reached 112 minutes, up by about 15.4%, as a result of increased pre-paid AMOU (up 29%) and the steady shift towards post-paid subscribers. Blended ARPU dropped 5% to just over €9.5, due to lower post-paid ARPU, resulting from the higher subscriber numbers in this category.

Romania – Cosmote Romania

Cosmote Romania continued improving its OIBDA in Q4’08, reaching €12.0mn, to a total of €22.5mn for the year, making 2008 its first OIBDA positive year. With Q4 revenues up 113.5% to €107.7mn, and annual 2008 revenues at €311.0mn, Cosmote achieved its OIBDA turnaround in its third year of operations, within the target set at the time of its launch, despite changing market dynamics.

In the quarter, Cosmote added over 648,000 net new subscribers, of which 177,000 post-paid, bringing its customer base to 5.9 million, of which 19% post-paid, steadily improving its post-paid base. Cosmote’s subscriber market share reached 23% in 2008, up from 16% a year ago, while its service revenue share reached 11%.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	107.7	50.4	113.5%	311.0	155.6	99.9%
Operating Income/(loss)	(7.5)	(25.8)	71.0%	(52.8)	(88.3)	40.2%
Operating income/(loss) before depreciation and amortization	12.0	(11.8)	-	22.5	(39.2)	-
as % of Operating revenues	11.1%	-	-	7.2%	-	-

Reported blended ARPU for FY’08 was €5.3, up 2% from 9M’08, still affected by the low pre-paid revenue per user, as the market is dominated by cheap on-net offers. Post-paid outgoing revenues increased 69% compared to Q4’07, while pre-paid revenues rose by 88%.

	FY’07	3M’08	H1’08	9M’08	FY’08
ARPU, blended (€)	6	5	5	5	5
Total Customer base	3,616,274	4,238,143	4,642,525	5,246,422	5,894,056

Germanos

In Q4’08, Germanos contributed over 807,000 net new subscribers to the Group, accounting for 65% of total net additions (excluding Albania), while for the whole year Germanos contributed 2.8 mn new customers, an increase of 15% compared to 2007. Germanos is the major contributor to the Group’s market share gains and a critical factor in Cosmote’s expansion, especially in Greece and Romania.

Germanos reported revenues of €265.2mn in the quarter, bringing the total for the year to €1,015.3mn. Germanos OIBDA reached €2.6mn for the quarter and €19.8mn in 2008.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	265.2	304.3	-12.9%	1,015.3	992.6	2.3%
Operating Income	(2.0)	3.9	-	3.5	19.0	-82.0%
Operating income before depreciation and amortization	2.6	7.5	-65.2%	19.8	31.7	-37.5%
as % of Operating revenues	1.0%	2.5%	-1.5pp	1.9%	3.2%	-1.3pp

FYROM - Cosmofon

Following the acquisition of control of OTE by DT, OTE and Cosmote have committed to divesting Cosmofon, due to DT’s leading operation in the country. Cosmote is in the final steps of closing an agreement to divest the company, jointly with its distribution arm Germanos Telekom Skopje.

SUMMARY FINANCIAL DATA FOR COSMOFON

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	18.4	15.8	16.8%	66.0	62.2	6.1%
Operating Income/(loss)	1.5	0.8	95.7%	1.6	2.8	-42.9%
Operating income before depreciation and amortization	6.2	5.0	23.4%	19.7	19.3	2.1%
as % of Operating revenues	33.6%	31.6%	1.8pp	29.9%	31.0%	-1.1pp

	FY’07	3M’08	H1’08	9M’08	12M’08
AMOU, blended (min)	85	87	94	99	104
ARPU, blended (€)	10	9	9	10	10
Total Customer base	593,026	618,433	639,765	662,592	747,047

3. ROMANIAN FIXED-LINE OPERATIONS

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL DATA

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Revenues	213.5	222.9	-4.2%	869.8	871.9	-0.2%
Operating Income/(loss)	(21.8)	(25.0)	-	(36.2)	8.1	-
OIBDA	57.4	58.5	-1.9%	253.6	300.6	-15.6%
Pro forma OIBDA*	59.3	58.5	1.4%	291.6	300.6	-3.0%
as % of Operating Revenues	27.8%	26.2%	1.6pp	33.5%	34.5%	-1.0pp

Fixed Telephony, Lines				2,978,739	3,035,000	-1.9%

* Excluding impact of RomTelecom employee exit program in all quarters of 2008

RomTelecom’s operating revenues were down 4.2% in Q4’08, partly resulting from a one-off accrual adjustment related to ADSL service revenues.  The balance of the drop reflects revenue erosion in traditional voice services, which still constitute over 55% of the total and could not be fully offset by higher revenues from new services (Broadband, Business Data & TV).

Efforts to contain churn were successful, resulting in net line loss of 2% for full year 2008, down sharply from 11% in 2007.

At the end of Q4’08, ADSL lines amounted to 650,000, up 290,000 lines or 81% compared to the level at the end of December 2007.

In addition, by the end of 2008, RomTelecom’s satellite TV offering had attracted 643,000 subscribers, a year-on-year increase of 250,000 customers or 65%.

The increase in penetration of ADSL and direct-to-home (DTH) TV service was successful in preventing migration of fixed-line subscribers to alternative carriers while providing a significant additional revenue stream.  Revenues from data services (ADSL, VPN, other broadband services) rose by 33% in the year, while DTH TV revenues jumped 93%.

Operating Expenses (excluding depreciation and amortization) for Q4'08 were down 4.9% from the same period in 2007, chiefly reflecting a significant drop in payroll costs as a result of the company’s transformation process.  This improvement was partly offset by an increase in cost of equipment, primarily customer-premise equipment (CPE).

Operating Income before Depreciation & Amortization for Q4’08 decreased by 1.9% compared to the same period of 2007. Largely due to local currency devaluation, depreciation & amortization was €4.5mn lower than for the same period of 2007.

In the last three months of 2008, RomTelecom completed its transformation plan, with 274 redundancies. During the year, headcount was reduced from 12,512 to 10,344 employees, or 17.3%.

In its effort to proactively seize market opportunities, the company applied for and was granted a CDMA license in September 2008 and 150 sites are already on air. As a result, RomTelecom secured its access to the mobile internet market, which enjoys significant growth potential, while this technology will enable the Company to deploy cost-effective access solutions in areas where there is no copper cable coverage.

4.  EVENTS OF THE QUARTER

DT ACQUIRES 3% STAKE IN OTE

On November 10, 2008, Deutsche Telekom AG notified OTE that its participation in OTE SA’s share capital and total voting rights stood at 25.0000004%, which corresponded to 122,537,599 shares and corresponding voting rights. Prior to this transaction, DT held 21.967% of the share capital and total voting rights of OTE SA.

5.  SUBSEQUENT EVENTS

OTE PROCEEDS WITH ANNUAL EMPLOYEE EXIT PLAN

On January 28 2009, OTE’s management and OME-OTE (the employee’s union) signed a Collective Labor Agreement according to which employees who will have completed the number of years of service required for retirement by December 30, 2009 will be entitled to benefits providing they leave by this date.  Eligible employees should have submitted their irrevocable applications by February 16, 2009.  The estimated total cost amounts to €11.0 mn and will be included in the 2009 income statement in the line item “Cost of early retirement program”.

OTE HOLDS EXTRAORDINARY SHAREHOLDERS MEETING

On February 6, 2009, OTE held its Extraordinary General Assembly of Shareholders, previously cancelled due to industrial action. During the meeting 50.0% of the company’s shareholders were present in the meeting. During the meeting and in line with the meeting’s Agenda, the first and the fifth items were discussed. The amendments of Articles 8 (Board of Directors), 9 (Election, Composition and Tenure of the Board of Directors), 10 (Incorporation and Operation of the Board of Directors) and 12 (Managing Director) of the Αrticles of Incorporation currently in force, were approved. During the meeting, the appointment of Mr. Leonidas Korres as independent member of the Board, in replacement of Mr. Stefanou who had resigned on the 26 of June 2008, was also announced.

Subsequently, OTE's Board of Directors took place, and following the submitted resignations of its members Ilias Gounaris, Leonidas Korres, Georgios Bitros and Georgios Tzovlas, the Board elected four temporary new members in replacement of the aforementioned members. The new members are: Mr. Konstantinos Michalos, President of the Athens Chamber of Commerce and Industry, Dr. Yannos Benopoulos, Chairman and CEO of Pantheon Airways, Dr. Kevin Copp, Senior Executive Vice President, Head of Mergers & Acquisitions of Deutsche Telekom, and Dr. Martin Walter, Chief Compliance Officer at Deutsche Telekom.

COSMOTE ACQUIRES A FURTHER 12.6% OF AMC

On February 12 2009, OTE's 100% subsidiary Cosmote acquired, after participating in an international tender, a further 12.6% of AMC.  The stake was purchased from the Albanian State for €48.2 mn.  Following the transaction, Cosmote's holding in AMC, direct and indirect, via its 97% subsidiary Cosmoholding Albania, reached 95%. The transaction is subject to the approval of the relevant governmental and regulatory authorities of Albania.

GREEK STATE TRANSFERS 4% OF OTE'S SHARES TO THE IKA PENSION FUND

On  March 4, 2009, an agreement was signed between the Greek State and IKA (which has absorbed TAP OTE), regarding the transfer of 4% of OTE’s shares currently held by the Greek State, to IKA in accordance with Law 3371/2005. The transfer price was €10.3 per share.

COSMOTE RECEIVES OFFERS FOR THE SALE OF COSMOFON

On March 13, 2009, Cosmote announced the successful completion of the binding offers submission process for the sale of Cosmofon Mobile Telecommunications AD Skopje and Germanos Telecom Skopje SA. Further details will be announced at the time of a signed share purchase agreement.

OTE TO HOLD EXTRAORDINARY SHAREHOLDERS MEETING ON APRIL 7

On March 16, 2009, OTE’s Board of Directors invited the shareholders of the Hellenic Telecommunications Organization SA to an Extraordinary General Assembly on April 7, 2009, in order to discuss and decide upon amendment of the Articles of Incorporation, appointment of members of the Audit Committee, approval of acquisition of own shares by OTE S.A. as well as hear  announcement related to the replacement of resigned members of the Board.

OTE BOARD OF DIRECTORS APPOINTS NEW MEMBER

On March 26, 2009, OTE’s Board of Directors announced the appointment of Mr Guido Kerkhoff as a non-executive board member, in replacement of Dr Karl Gerhard Eick, who has tendered his resignation on March the 20th, 2009. Mr. Kerkhoff was born in 1967 and holds degrees in Business Administration. He began his career in the Group Accounting Department of VEW AG, where he worked from 1995 through 1996. He then moved on to Bertelsmann AG, where he held the position of Head of Projects and General Corporate Accounting and Controlling. Since April 2002, Mr. Guido Kerkhoff has held various management positions in Deutsche Telekom’s Finance department and has been the Head of Deutsche Telekom Group Accounting and Controlling since mid-2006. On March 1, 2009, Mr. Kerkhoff was appointed as a Member of Deutsche Telekom’s Board of Management, responsible for South Eastern European operations.

6. Outlook

Based on current trends and barring any unforeseen developments, management expects full-year 2009 Group revenues to be roughly in line with the past year level, with lower Greek fixed-line revenues and virtually unchanged revenues in mobile telecommunications, as gains in Romania offset a small decline in the increasingly competitive Greek market. On that basis, the Group’s pro forma OIBDA margin should match the full-year 2008 level. Reported OIBDA should be impacted by the expected Voluntary Retirement Plan related to an additional 600 employees, and should benefit from the Greek State’s contribution of a 4% stake in OTE to the employee pension plan, resulting in a €200mn reversal to be recorded in Q1’09. Commenting on the outlook, Mr. Vourloumis noted: “Though forecasting is difficult in an unstable competitive and regulatory environment, we have entered the year in a strong position and expect to perform at least at the level of the markets in which we operate. We will reinforce our cost-reduction efforts across all units.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007 (Under IFRS)

II.

Consolidated Income Statements for the three months and the year ended December 31, 2008 and 2007 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and the year ended December 31, 2008 and 2007 (Under IFRS)

IV.

Consolidated Statement of Cash Flows for the four quarters and the year ended December 31, 2008 (Under IFRS)

V.

Group Revenues for the three months and the year ended December 31, 2008 and 2007 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

.

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND DECEMBER 31, 2007

(€ mn)	31 Dec 2008	31 Dec 2007
ASSETS

Non - current assets:
Property, plant and equipment	5,872.8	6,371.4
Goodwill	530.7	541.5
Telecommunication licenses	329.5	396.2
Other intangible assets	556.2	582.7
Investments	156.6	158.4
Loans and advances to pension funds	194.5	229.8
Deferred tax assets	286.8	260.8
Other non-current assets	120.7	95.9
Total non - current assets	8,047.8	8,636.7

Current assets:
Inventories	201.3	201.7
Trade receivables	1,194.2	1,172.0
Other financial assets	135.9	81.2
Other current assets	261.6	291.3
Cash and cash equivalents	1,427.8	1,316.3
Total current assets	3,220.8	3,062.5

Assets classified as held for sale	156.6	-

TOTAL ASSETS	11,425.2	11,699.2

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	497.9	485.9
Statutory reserve	330.2	312.1
Foreign exchange and other reserves	73.9	258.3
Changes in minority interests	(3,315.2)	(2,533.8)
Retained earnings	2,553.6	2,337.5
	1,311.9	2,031.5
Minority interests	861.3	1,023.1

Total equity	2,173.2	3,054.6

Non – current liabilities:
Long-term borrowings	5,409.6	3,947.1
Provision for staff retirement indemnities	254.9	230.3
Cost of voluntary retirement scheme	107.2	217.5
Provision for Youth Account	286.3	273.5
Deferred tax liabilities	116.7	166.2
Other non – current liabilities	74.6	233.6
Total non – current liabilities	6,249.3	5,068.2

Current liabilities:
Trade accounts payable	943.9	931.5
Short-term borrowings	5.1	1,497.4
Short-term portion of long-term borrowings	633.0	83.3
Income tax	58.0	83.0
Deferred revenue	228.4	189.2
Cost of voluntary retirement scheme	275.8	200.2
Dividends payable	3.8	4.0
Other current liabilities	838.2	587.8
Total current liabilities	2,986.2	3,576.4

Liabilities directly associated with the assets classified as held for sale	16.5	-

TOTAL EQUITY AND LIABILITIES	11,425.2	11,699.2

Movement in OTE Group Shareholders’ equity

2008

Shareholders' equity, January 1	3,054.6
Profit for the year	597.8
Dividends declared	(367.6)
Net change of participation in subsidiaries	(847.2)
Other movements	(264.4)
(881.4)

Shareholders' equity, December 31	2,173.2

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and the year ended December 31, 2008 and 2007 (€ mn)

	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Domestic Telephony	443.7	481.8	-7.9%	1,814.2	2,022.2	-10.3%
International Telephony	67.8	76.7	-11.6%	286.9	304.5	-5.8%
Mobile Telephony	636.6	568.8	11.9%	2,470.8	2,210.0	11.8%
Other revenues	492.7	504.9	-2.4%	1,835.4	1,783.1	2.9%
Total Revenues	1,640.8	1,632.2	0.5%	6,407.3	6,319.8	1.4%

Operating Expenses:
Payroll and employee benefits	(303.0)	(298.9)	1.4%	(1,168.4)	(1,149.0)	1.7%
Provision for staff retirement indemnities and youth account	(49.6)	(21.3)	132.9%	(112.6)	(92.3)	22.0%
Cost of early retirement programs	(1.9)	0.0	-	(50.2)	(22.1)	127.1%
Charges from international operators	(57.7)	(54.4)	6.1%	(201.0)	(216.4)	-7.1%
Charges from domestic telephony operators	(158.3)	(168.5)	-6.1%	(642.3)	(655.3)	-2.0%
Depreciation and amortization	(335.0)	(307.0)	9.1%	(1,213.0)	(1,171.8)	3.5%
Cost of telecommunications equipment	(169.1)	(197.1)	-14.2%	(633.4)	(672.8)	-5.9%
Other operating expenses	(363.4)	(370.4)	-1.9%	(1,328.7)	(1,293.2)	2.7%
Total Operating Expenses	(1,438.0)	(1,417.6)	1.4%	(5,349.6)	(5,272.9)	1.5%

Operating income before financial activities	202.8	214.6	-5.5%	1,057.7	1,046.9	1.0%

Income and expense from financial activities
Interest income	11.8	19.5	-39.5%	72.3	77.8	-7.1%
Interest expense	(89.1)	(74.9)	19.0%	(343.7)	(238.7)	44.0%
FX gain/(loss), net	2.0	(5.5)	-	11.8	(4.8)	-
Financial net	(75.3)	(60.9)	23.6%	(259.6)	(165.7)	56.7%
Dividend Income	0.1	0.4	-	12.2	16.8	-27.4%
Gains from investments	0.5	242.0	-	33.7	256.8	-86.9%
	(74.7)	181.5	-	(213.7)	107.9	-298.1%

Profit before income taxes	128.1	396.1	-67.7%	844.0	1,154.8	-26.9%

Income taxes	(33.3)	(164.9)	-79.8%	(246.2)	(381.8)	-35.5%

Profit for the period	94.8	231.2	-59.0%	597.8	773.0	-22.7%

Attributable to:
Equity holders of the parent	100.1	229.6	-56.4%	601.8	662.6	-9.2%
Minority interest	(5.3)	1.6	-	(4.0)	110.4	-
	94.8	231.2	-59.0%	597.8	773.0	-22.7%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Commission to dealers	68.9	79.9	-13.8%	253.4	244.1	3.8%
Repairs, maintenance, cost of materials	37.2	49.3	-24.5%	191.5	201.8	-5.1%
Provision for doubtful accounts	36.8	17.3	112.7%	119.8	88.0	36.1%
Advertising	66.6	60.8	9.5%	212.9	208.3	2.2%
Taxes other than income taxes	8.4	13.9	-39.6%	51.7	56.3	-8.2%
Other	145.5	149.2	-2.5%	499.4	494.7	1.0%
TOTAL	363.4	370.4	-1.9%	1,328.7	1,293.2	2.7%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the four quarters and the year ended December 31, 2008 (€ mn)

	Q1’08	Q2’08	Q3’08	Q4’08	12M’08
Cash Flows from Operating Activities:
Profit before taxes	190.5	247.5	277.9	128.1	844.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	294.3	290.5	293.2	335.0	1,213.0
Stock option scheme	1.0	2.0	3.0	6.0	12.0
Cost of early retirement program	41.8	3.0	3.5	1.9	50.2
Provisions	45.9	43.6	56.1	88.9	234.5
Investments and financial income/loss	(38.1)	(38.3)	(39.2)	(14.4)	(130.0)
Amortization of advances to pension funds	8.8	8.8	8.8	8.8	35.2
Interest expense	87.1	79.1	88.4	89.1	343.7
Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	4.4	5.3	12.8	(31.7)	(9.2)
Decrease/(increase) in trade receivables	(126.1)	(43.6)	(29.9)	76.0	(123.4)
(Decrease)/increase in liabilities	(150.9)	(18.2)	(56.9)	(33.3)	(259.3)
Minus:
Interest paid	(28.5)	(62.8)	(80.7)	(40.9)	(212.9)
Income taxes paid	(7.7)	(73.6)	(79.8)	(79.0)	(240.2)
Net Cash provided by Operating Activities	322.5	443.3	457.2	534.5	1,757.6

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries ’share capital increase	(762.9)	(86.0)	(0.0)	(0.5)	(849.4)
Acquisition of financial assets, net	0.0	0.0	(80.5)	(10.7)	(91.2)
Loans granted	0.0	(0.3)	(1.0)	0.0	(1.3)
Purchase of property, plant and equipment or intangible assets	(139.0)	(236.0)	(227.4)	(361.6)	(964.0)
Proceeds from sale of investment	-	5.1	19.1	(0.2)	24.0
Interest received	10.0	16.5	19.4	20.9	66.7
Dividends received	-	4.9	0.0	4.3	9.2
Net Cash used in Investing Activities	(891.9)	(295.8)	(270.4)	(347.8)	(1,806.0)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for increase of subsidiary's share capital	16.9	0.0	0.0	0.0	16.9
Proceeds from long-term and short-term borrowings	2,700.0	1.3	1.1	3.1	2,705.5
Repayment of long-term and short-term borrowings	(2,100.8)	(54.6)	(13.2)	(14.8)	(2,183.4)
Dividends paid	(0.1)	(0.5)	(367.1)	(0.1)	(367.8)
Dividends paid to minority investors	0.0	(0.2)	(0.1)	(5.6)	(5.9)
Net Cash provided by/(used in) Financing Activities	616.0	(54.0)	(379.3)	(17.4)	165.3

Net Increase/(Decrease) in Cash and Cash Equivalents	46.6	93.5	(192.5)	169.3	116.9
Cash and Cash equivalents at beginning of period	1,316.3	1,362.9	1,456.4	1,263.9	1,316.3
Foreign currency impact	-	-	-	(3.5)	(3.5)
Cash and Cash equivalents classified as held for sale	-	-		(1.9)	(1.9)
Cash and Cash Equivalents at end of period	1,362.9	1,456.4	1,263.9	1,427.8	1,427.8

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and the year ended December 31, 2008 and 2007 (€ mn)

	Q4’08	Q4’07	% Change	12M’08	12M’07	% Change
Domestic Telephony:
Basic monthly rentals	219.6	237.6	-7.6%	910.7	988.1	-7.8%
Local and long distance calls
-Fixed to fixed	120.7	131.8	-8.4%	481.9	565.5	-14.8%
-Fixed to mobile	78.6	90.1	-12.7%	325.3	378.3	-14.0%
	199.3	221.9	-10.2%	807.2	943.8	-14.5%
Other	24.8	22.3	11.2%	96.3	90.3	6.6%
Total Domestic Telephony	443.7	481.8	-7.9%	1,814.2	2,022.2	-10.3%

International Telephony:
International traffic	23.0	25.5	-9.7%	93.8	108.1	-13.2%
Payments from mobile operators	13.2	12.5	5.5%	56.5	49.6	14.0%
	36.2	38.0	-4.7%	150.3	157.7	-4.7%
Payments from International operators	31.6	38.7	-18.3%	136.6	146.8	-6.9%
Total International Telephony	67.8	76.7	-11.6%	286.9	304.5	-5.8%

Mobile Telephony	636.6	568.8	11.9%	2,470.8	2,210.0	11.8%

Other Revenues:
Pre-paid cards	12.5	16.0	-22.0%	52.2	76.2	-31.6%
Directories	0.2	12.8	-98.4%	3.9	55.1	-93.0%
Leased lines and data communications	82.1	73.2	12.1%	336.6	272.1	23.7%
ISDN, connection & monthly charges	36.3	42.2	-14.0%	147.5	166.1	-11.2%
Sales of telecommunication equipment	156.0	202.3	-22.9%	617.2	679.8	-9.2%
Internet services-ADSL	56.0	65.6	-14.6%	226.9	225.7	0.5%
Metroethernet & IP CORE	8.4	3.3	154.5%	23.6	11.0	114.5%
Services rendered	44.3	20.4	116.9%	120.4	68.3	76.3%
Collocation & LLUs	33.4	15.7	112.7%	91.7	30.8	197.7%
Interconnection charges	29.7	28.2	5.6%	119.4	108.2	10.4%
Miscellaneous	33.8	25.2	34.1%	96.0	89.8	6.9%
Total Other Revenues	492.7	504.9	-2.4%	1,835.4	1,783.1	2.9%

Total Revenues	1,640.8	1,632.2	0.5%	6,407.3	6,319.8	1.4%

EXHIBIT VI – SEGMENT REPORTING (12M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the year ended Dec 31, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,355.5		456.6	12.7	1,824.8
International Telephony	202.4		106.1	4.2	312.7
Mobile Telephony		2,692.1		(0.0)	2,692.1
Other	1,031.8	569.6	307.1	365.8	2,274.3
Total Revenues	2,589.7	3,261.7	869.8	382.7	7,103.9	(696.6)	6,407.3

Intersegment Revenues	(227.6)	(197.2)	(19.3)	(252.5)	(696.6)

Revenue from External Customers	2,362.1	3,064.5	850.5	130.2	6,407.3		6,407.3

Operating Expenses:
Payroll and employee benefits	(778.4)	(243.1)	(191.9)	(65.6)	(1,279.0)	(2.0)	(1,281.0)
Voluntary retirement costs	(12.2)	0.0	(38.0)	0.0	(50.2)		(50.2)
Payments to international operators	(126.7)	(38.0)	(35.2)	(92.9)	(292.8)	91.8	(201.0)
Payments to domestic telephony operators	(299.2)	(423.5)	(99.2)	(0.2)	(822.1)	179.8	(642.3)
Depreciation and amortization	(465.0)	(416.6)	(253.6)	(77.9)	(1,213.1)	0.1	(1,213.0)
Cost of equipment & prepaid cards	(102.5)	(526.3)	(54.9)	(1.8)	(685.5)	52.1	(633.4)
Other operating expenses	(493.5)	(888.6)	(197.0)	(122.7)	(1,701.8)	373.1	(1,328.7)
Total Operating Expenses	(2,277.5)	(2,536.1)	(869.8)	(361.1)	(6,044.5)	694.9	(5,349.6)

Operating Income	312.2	725.6	0.0	21.6	1,059.4	(1.7)	1,057.7

Operating income before depreciation, amortization and voluntary retirement costs	789.4	1,142.2	291.6	99.5	2,322.7	(1.8)	2,320.9
as % of Operating revenues	30.5%	35.0%	33.5%	26.0%	32.7%	0.3%	36.2%

EXHIBIT VI – SEGMENT REPORTING (12M 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the year ended Dec 31, 2007
(€ mn)
	OTE*	Cosmote	RomTelecom	All Other*	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,495.2		520.7	10.1	2,026.0
International Telephony	197.7		117.3	8.8	323.8
Mobile Telephony		2,402.3			2,402.3
Other	989.8	658.0	233.9	352.2	2,233.9
Total Revenues	2,682.7	3,060.3	871.9	371.1	6,986.0	(666.2)	6,319.8

Intersegment Revenues	(229.8)	(181.7)	(28.6)	(226.1)	(666.2)

Revenue from External Customers	2,452.9	2,878.6	843.3	145.0	6,319.8		6,319.8

Operating Expenses:
Payroll and employee benefits	(742.7)	(207.4)	(221.6)	(71.4)	(1,243.1)	1.8	(1,241.3)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(146.8)	(36.3)	(28.0)	(61.4)	(272.5)	56.1	(216.4)
Payments to domestic telephony operators	(323.9)	(393.3)	(99.2)	(2.9)	(819.3)	164.0	(655.3)
Depreciation and amortization	(507.0)	(367.9)	(255.8)	(42.5)	(1,173.2)	1.4	(1,171.8)
Cost of equipment & prepaid cards	(116.5)	(601.9)	(28.7)	(1.9)	(749.0)	76.2	(672.8)
Other operating expenses	(509.4)	(835.5)	(193.8)	(119.3)	(1,658.0)	364.8	(1,293.2)
Total Operating Expenses	(2,368.4)	(2,442.3)	(827.1)	(299.4)	(5,937.2)	664.3	(5,272.9)

Operating Income	314.3	618.0	44.8	71.7	1,048.8	(1.9)	1,046.9

Operating income before depreciation, amortization and voluntary retirement costs	843.4	985.9	300.6	114.2	2,244.1	(3.3)	2,240.8
as % of Operating revenues	31.4%	32.2%	34.5%	30.8%	32.1%	0.5%	35.5%

* All OTE fixed-line data has been reclassified to reflect OTEnet’s absorption within OTE SA; this has no impact on consolidated Group data.

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

Prepared under IFRS for the three months and the year ended December 31, 2008 and 2007

(€ thousand)

	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Monthly service fees	199,919	170,343	17.4%	749,051	620,178	20.8%
Airtime revenues	273,544	252,876	8.2%	1,074,157	991,421	8.3%
Interconnection revenues	157,503	141,820	11.1%	601,318	548,539	9.6%
Roaming revenues	8,896	8,773	1.4%	63,551	68,528	-7.3%
SMS revenues and other services	54,792	45,226	21.2%	203,979	173,655	17.5%
Sales of handsets and accessories	138,065	185,685	-25.6%	541,726	630,839	-14.1%
Commission revenues	1,330	(944)	-	2,473	7,491	-67.0%
Οther operating revenues	9,921	5,525	79.6%	25,443	19,683	29.3%
Total Revenues	843,971	809,304	4.3%	3,261,699	3,060,333	6.6%
Revenues from telecommunication services	694,654	619,038	12.2%	2,692,056	2,402,321	12.1%

Operating Expenses:
Interconnection	(120,107)	(110,206)	9.0%	(461,552)	(429,642)	7.4%
Cost of goods	(139,759)	(173,452)	-19.4%	(525,437)	(598,990)	-12.3%
Payroll	(65,184)	(54,204)	20.3%	(244,341)	(208,381)	17.3%
Network operating costs	(37,956)	(42,307)	-10.3%	(177,697)	(174,964)	1.6%
Distribution & sales	(99,395)	(108,751)	-8.6%	(375,507)	(359,913)	4.3%
Marketing & Customer care	(58,337)	(45,731)	27.6%	(181,113)	(165,545)	9.4%
General & administrative	(28,108)	(28,115)	0.0%	(121,449)	(111,303)	9.1%
Provision for doubtful accounts	(8,084)	(6,045)	33.7%	(32,476)	(25,715)	26.3%
Depreciation	(110,315)	(99,469)	10.9%	(416,556)	(367,923)	13.2%
Total Operating Expenses	(667,245)	(668,280)	-0.2%	(2,536,127)	(2,442,375)	3.8%

Operating Income	176,727	141,023	25.3%	725,572	617,958	17.4%

Operating income before depreciation and amortization	287,042	240,493	19.4%	1,142,128	985,881	15.8%
as % of Operating revenues	34.0%	29.7%		35.0%	32.2%

COSMOTE Greece (stand alone)

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	351,649	330,602	6.4%	1,408,697	1,301,240	8.3%
Interconnection revenues	88,811	90,313	-1.7%	360,222	360,254	0.0%
Other operating revenues & sales of merchandising	25,229	20,453	23.4%	74,201	74,385	-0.2%
Total Revenues	465,689	441,369	5.5%	1,843,120	1,735,878	6.2%

Total Operating Expenses	(322,006)	(306,955)	4.9%	(1,236,566)	(1,175,018)	5.2%

Operating Income	143,683	134,414	6.9%	606,555	560,861	8.1%

Operating income before depreciation and amortization	192,428	177,730	8.3%	781,872	724,394	7.9%
as % of Operating revenues	41.3%	40.3%		42.4%	41.7%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	30,372	31,567	-3.8%	126,895	122,487	3.6%
Interconnection revenues	14,682	13,915	5.5%	60,159	52,551	14.5%
Other operating revenues & sales of merchandising	1,501	602	149.3%	4,217	1,194	253.2%
Total Revenues	46,555	46,084	1.0%	191,272	176,232	8.5%

Total Operating Expenses	(22,559)	(24,509)	-8.0%	(90,962)	(91,611)	-0.7%

Operating Income	23,997	21,574	11.2%	100,310	84,622	18.5%

Operating income before depreciation and amortization	29,848	27,699	7.8%	123,833	109,320	13.3%
as % of Operating revenues	64.1%	60.1%		64.7%	62.0%

GLOBUL (stand alone)

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	82,817	73,305	13.0%	311,309	281,840	10.5%
Interconnection revenues	28,330	25,248	12.2%	108,913	94,818	14.9%
Other operating revenues & sales of merchandising	17,061	12,359	38.0%	39,826	35,444	12.4%
Total Revenues	128,208	110,912	15.6%	460,048	412,102	11.6%

Total Operating Expenses	(96,923)	(92,761)	4.5%	(360,290)	(338,695)	6.4%

Operating Income	31,286	18,152	72.4%	99,759	73,407	35.9%

Operating income before depreciation and amortization	55,425	43,753	26.7%	195,559	161,689	20.9%
As % of Operating revenues	43.2%	39.4%		42.5%	39.2%

COSMOTE Romania (stand alone)

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	62,479	35,093	78.0%	206,636	110,548	86.9%
Interconnection revenues	26,615	12,297	116.4%	76,710	36,885	108.0%
Other operating revenues & sales of merchandising	18,561	3,025	513.6%	27,666	8,138	240.0%
Total Revenues	107,655	50,416	113.5%	311,012	155,571	99.9%

Total Operating Expenses	(115,130)	(76,166)	51.2%	(363,800)	(243,857)	49.2%

Operating Loss	(7,474)	(25,750)	-71.0%	(52,788)	(88,287)	-40.2%

Operating income/(loss) before depreciation and amortization	11,994	(11,822)	-	22,546	(39,204)	-
as % of Operating revenues	11.1%	-		7.2%	-

GERMANOS

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Commission Revenues	77,079	64,106	20.2%	247,712	199,554	24.1%
Sales of merchandising	179,015	234,202	-23.6%	741,777	774,630	-4.2%
Other operating revenues	9,060	5,952	52.2%	25,859	18,446	40.2%
Total Revenues	265,154	304,260	-12.9%	1,015,348	992,631	2.3%

Total Operating Expenses	(267,120)	(300,320)	-11.1%	(1,011,878)	(973,603)	3.9%

Operating Income	(1,967)	3,940	-	3,470	19,028	-81.8%

Operating income before depreciation and amortization	2,598	7,464	-65.2%	19,774	31,663	-37.5%
as % of Operating revenues	1.0%	2.5%		1.9%	3.2%

COSMOFON (stand alone)

(€ thousand)	Q4’08	Q4’07%		12M’08	12M’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	12,471	10,883	14.6%	47,158	43,944	7.3%
Interconnection revenues	3,562	3,565	-0.1%	14,183	13,762	3.1%
Other operating revenues & sales of merchandising	2,395	1,325	80.8%	4,688	4,476	4.7%
Total Revenues	18,428	15,771	16.8%	66,028	62,181	6.2%

Total Operating Expenses	(16,923)	(15,002)	12.8%	(64,447)	(59,414)	8.5%

Operating Income	1,505	769	95.7%	1,581	2,767	-96.2%

Operating income before depreciation and amortization	6,158	4,989	23.4%	19,729	19,291	2.3%
As % of Operating revenues	33.4%	31.6%		29.9%	31.0%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the year ended December 31 2008,
in accordance with IFRS (€ thousand)

12M’08

Basic monthly rentals	289,689
Domestic Telephony calls	166,924
Domestic Telephony	456,613
International Telephony	106,150
Other Revenues	307,135
Total Operating Revenues	869,898

Personnel (inc Voluntary Redundancy)	(229,889)
Other operating expenses	(386,288)
Depreciation and Amortization	(289,950)
Total Operating expenses	(906,127)

Operating income/(loss)	(36,229)

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended December 31, 2008 and 2007
OTE	Q4’08	Q4’07	% Change
PSTN lines	4,110,102	4,509,564	-8.9%
ISDN, 64kb equiv. lines	1,275,906	1,344,616	-5.1%
Total lines	5,386,008	5,854,180	-8.0%

ADSL subscribers	972,279	824,915	17.9%
Unbundled local loops	672,065	309,614	117.1%

COSMOTE (Greece)
Total subscribers	7,893,144	6,268,627	25.9%

AMC
Total subscribers	1,395,989	1,195,183	16.8%

GLOBUL
Total subscribers	4,096,996	3,872,922	5.8%

COSMOFON
Total subscribers	747,047	593,026	26.0%

COSMOTE ROMANIA
Total subscribers	5,894,056	3,616,274	63.0%

Employees:
-OTE(Incl. OTEnet)	12,056	11,754	2.6%
-COSMOTE (Greece)	2,227	2,185	1.9%
-RomTelecom	10,344	12,512	-17.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 27, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece